SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 August 2016

Director Appointment and Committee Changes

Aviva appoints Mr Keith Williams as an Independent Non-Executive Director

Aviva plc ("Aviva" or the "Company") has appointed Mr Keith Williams as an independent non-executive director of the Company with effect from 1st August 2016. He will also join the Board Audit, Governance and Nomination Committees.

Keith was previously the Executive Chairman of British Airways ("BA") having previously been Chief Financial Officer and Chief Executive Officer. Prior to working at BA, he worked for a range of major corporations including Reckitt and Colman, Apple Computer Inc. and Boots and was formerly a director of Iberia Aerolinas and International Consolidated Airlines Group.  Keith is currently the non-executive Deputy Chairman of John Lewis and non-executive director of Transport for London.

Sir Adrian Montague, Chairman, said:

"I am delighted to welcome Keith to the Aviva Board.  Keith helped transform British Airways into a customer focused organisation and his experience with technology companies helped British Airways embrace the internet revolution early in its development. He will be a strong asset to the Board and I very much look forward to working with him."

Committee Changes

In addition, Aviva also announces that Claudia Arney, who was appointed as a non-executive director on 8 February 2016 has, with effect from 1 June 2016, been appointed to the Board's Remuneration and Governance Committees.

Enquiries:

Media

Nigel Prideaux                                                                        +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts

Chris Esson                                                                            +44 (0)20 7662 8115
David Elliot                                                                             +44 (0)20 7662 8048

Notes to editors:

●          In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Keith Williams.

●          At the date of this announcement, Keith Williams has no beneficial interests in ordinary shares of Aviva.

●          Keith Williams' appointment has been approved by the Financial Conduct Authority and notification has been made to the Prudential Regulatory Authority.

●          Aviva provides life insurance, general insurance, health insurance and asset management to 33 million customers, across 16 markets worldwide.

●          In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

●          Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £289 billion in assets.

●          Aviva helps people save for the future and manage the risks of everyday life; we paid out £30.7 billion in benefits and claims in 2015.

●          By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

●          The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

●          For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

●          For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

●          Follow us on twitter: www.twitter.com/avivaplc/

●          Follow us on LinkedIn: www.linkedin.com/company/aviva-plc

●          For the latest corporate films from around our business, subscribe to our YouTube channel: www.youtube.com/user/aviva

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 August 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary